

August 15, 2012

<u>Via E-mail</u>
Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street; Suite 300
Minneapolis, MN 55439-2604

> **Re:** **Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Form 8-K Filed August 13, 2012**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

<u>Results of Operations, page 40</u>

2. While we note that you provided a discussion of changes in your consolidated results of operations for certain line items including selling, general and administrative expenses,

interest expense and income taxes, it does not appear that you provided an analysis of your consolidated results of operations for other material line items such as total revenues, cost of revenue, and gross margin. Please refer to Item 303(a) of Regulation S-K and revise your filing accordingly.

3. Please revise your MD&A to discuss the business reasons for material changes in depreciation and amortization at both the segment and consolidated level (including corporate and unallocated amortization and depreciation). We note that you present these amounts in your financial statements on page F-45.

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of cost of revenue for the Medical Equipment Outsourcing Segment, you quantified several factors that affected the increase in cost of revenue during 2011 (such as employee-related expenses) but did not explain the reason why these costs increased. Additionally, in your discussion about changes in gross margin percentage from 2010 to 2011, you indicate that the amounts will fluctuate based on the transactional nature and product mix but you have not provided any insight regarding how changes in product mix affect your results for this segment. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Medical Equipment Outsourcing Segment – Manage & Utilize, page41

5. It appears that you have classified $15 million of net gains on recalled infusion pumps within revenues for the year ended December 31, 2011. If true, please tell us the accounting literature you relied up on to support that classification within revenues. If not true, please tell us where you reflected these gains on your consolidated statement of operations for the year ended December 31, 2011.

EBITDA, page 45

6. You indicate on page 45 that you use EBITDA internally as a measure of operational performance. Therefore, please revise your future filings (including Forms 8-K and 10-Q) to also reconcile EBITDA to GAAP net income.

Liquidity, page 54

7. We note your disclosure in the first full paragraph on page 57 that you were in compliance with all covenants under the senior secured credit facility as of December 31, 2011. However, your disclosure does not address whether or not you were in compliance with the debt covenants associated with your other debt including the PIK Toggle Notes, Floating Rate Notes, and Second Lien Senior Indenture. Please tell us your compliance status as of December 31, 2011 and June 30, 2012 and revise your future filings to disclose this information both in MD&A and in your financial statement footnotes.

Form 8-K Filed August 13, 2012

Exhibit 99.2

8. Your Consolidating Reconciliation on slide 22 makes reference to "EBITDA per GAAP". Please revise your description of this line item so that it does not infer that EBITDA is a GAAP measure. For example, you could use a title such as "EBITDA as commonly defined" and then include a footnote demonstrating how you have calculated this figure based on your GAAP amounts for earnings, interest, taxes, depreciation and amortization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief